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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                  For the month of             June, 2003
                                  -------------------------------------


                              ATI TECHNOLOGIES INC.
                              ---------------------
                 (Translation of Registrant's Name into English)


         1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
         --------------------------------------------------------------
                    (Address of Principal Executive Offices)


                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                  Form 20-F                          Form 40-F         X
                            ----------------                   -----------------


                  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes                                No       X
                      --------------                    ---------------




                               Page 1 of Pages 28
                           Index is located on Page 2

                                                                         2 of 28


                                      INDEX

Document                                                             Page Number
--------                                                             -----------
Press Release dated June 25, 2003                                         3

Signature Page                                                           28

                                                                        3 of 28

[ATI Technologies Inc. LOGO]

                   ATI Reports Third Quarter Financial Results
          Strong customer demand for RADEON-based products drive sales

Markham, Ontario -- June 25, 2003 -- ATI Technologies Inc. (TSX: ATY, NASDAQ:
ATYT), a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions, today announced its financial results for the third quarter of its 2003 fiscal year, which ended May 31, 2003.

Revenues for the third quarter were $342.1(1) million compared to $318.5 million in the second quarter of fiscal 2003. Gross margin was 32.9 per cent, rising 4.0 percentage points from 28.9 per cent in the second quarter. Operating expenses, excluding amortization of intangible assets and other charges(2), increased $9.1 million to $89.4 million compared to the second quarter.

The net income for the third quarter was $12.4 million or $0.05 per share compared to a net loss of $8.3 million or $0.04 for the second quarter of 2003 and a net loss of $2.0 million or $0.01 per share for the same period a year ago. Adjusted net income(3) for the third quarter was $17.5 million or $0.07 per share compared to $9.7 million or $0.04 per share for the previous quarter, and $19.2 million or $0.08 per share for the same period a year ago.

(1)All dollar amounts are stated in U.S. dollars unless otherwise noted. All per share amounts are stated on a diluted basis unless otherwise noted.

(2) The Company incurred other charges during the quarter that are not considered to be part of the Company's normalized operations and in aggregate represent $2.3 million. These charges arise out of matters relating to the Ontario Securities Commission investigation. (See Note 7 to the consolidated financial statements.)

(3)Adjusted net income excludes the after-tax effect of gain on investments, after-tax effect of other charges described in Note 7 to the consolidated financial statements, amortization of goodwill and intangible assets related to the Company's acquisitions, and deferred tax recovery of future tax liability pertaining to intangible assets acquired, related to the Company's acquisitions. Each of these items has been excluded from adjusted net income as they are not considered to be part of the Company's normalized operations. While the Company recognizes that adjusted net income does not have any standardized meaning described by generally accepted accounting principles, or GAAP, and that its adjusted net income calculation cannot be used as a comparison to other companies' financial performance, ATI believes that its adjusted net income more appropriately reflects the Company's operating performance. Please see the table titled "Adjusted Net Income - Reconciliation" in Management's Discussion and Analysis of Interim Financial Results in this release for the reconciliation between adjusted net income and net income which is determined in accordance with GAAP.

                                                                         4 of 28



"Customer demand for our complete line of PC products contributed to our robust performance this quarter," said K.Y. Ho, Chairman and Chief Executive Officer, ATI Technologies Inc. "This, coupled with some improvement in the PC market - particularly notebooks - enabled ATI to deliver solid top-line growth."

"As we look into the fourth quarter and into fiscal 2004, our product line-up has never been stronger," continued Mr. Ho. "We've recently announced significant design wins from manufacturers in Asia for our DTV technology, and the customer demand for richer visual content on smart-phone solutions has created another growth opportunity for ATI beyond the PC."

"This quarter, we maintained our performance lead in the high-end desktop market and, in addition, took a significant lead in the performance mainstream and mainstream markets," said David Orton, President and Chief Operating Officer, ATI Technologies Inc. "By maintaining ATI's product leadership in our core PC markets, executing on our product roadmap, and delivering new products in time for the 'Spring Refresh', we were ready with the right products at the right time to satisfy growing customer demand."

Outlook
ATI expects revenue in the fourth quarter in the range of $335 - $365 million. Gross margin for the fourth quarter, as a percentage of revenues, is expected to improve slightly. Operating expenses, excluding amortization of intangibles and other charges, for the fourth quarter are expected to be somewhat higher than the third quarter of this year. As a result of the above, adjusted net income should improve in the fourth quarter of fiscal 2003 relative to the third quarter.

OPERATIONAL HIGHLIGHTS
ATI extended its performance leadership in the enthusiast segment and took the leadership in the performance and mainstream markets with the launch of the RADEON(TM) 9800, RADEON(TM) 9600 and RADEON(TM) 9200. These products represent the strongest product line-up the Company has ever seen.

                                                                        5 of 28


Other highlights include:
o ATI made high performance mobile gaming a reality with the introduction of the MOBILITY(TM) RADEON(TM) 9600.
o Subsequent to quarter-end, ATI launched its new desktop and notebook integrated graphics processors, the RADEON(TM) 9100 IGP and MOBILITY(TM) RADEON(TM) 9100 IGP, bringing PC gaming capabilities to a new price point. Top motherboard manufacturers, including Asus, Gigabyte and MSI plan to develop products based on these new IGP offerings.
o ATI launched the MOBILITY(TM) RADEON(TM) 7000 IGP, a feature-rich integrated graphics processor, which supports both the Intel(R) Pentium(R) M and the Mobile Intel(R) Pentium(R) 4 Processor - M.
o ATI unveiled a refreshed ALL-IN-WONDER(R) product family, including the ALL-IN-WONDER(R) 9800, ALL-IN-WONDER(R) 9000 and TV WONDER(TM) - targeting the enthusiast and mainstream - to enhance the home theatre experience and offer more choice.
o ATI announced key design wins with major OEMs for desktop, workstation, notebook and integrated solutions, including fifteen notebooks using Intel(R) Centrino(TM) mobile technology.
o RADEON(TM) 9800 was the graphics card of choice for OEMs and System Integrators in their performance PCs. OEMs Dell Computer and Gateway, as well as System Integrators, ABS, Alienware, Falcon Northwest and Voodoo all chose the RADEON(TM) 9800 for their flagship products.
o ATI announced design wins for its DTV solutions with numerous television and set-top box manufacturers, including end-to-end DTV solutions (XILLEON(TM)/NxtWave) as selected by two leading consumer electronics brands in China - Changhong, which markets under the Apex brand in the United States, and Hisense.
o ATI announced a technology development agreement with Nintendo Co., Ltd, in which ATI and Nintendo agreed to develop new technologies for use in Nintendo products.

Management's Discussion and Analysis of Interim Financial Results

Revenues
ATI's revenues for the third quarter increased 7.4 per cent to $342.1 million from $318.5 million in the second quarter primarily due to continued broad-based demand for the Company's products in both the PC OEM and System Integrator or "white-box" markets.

                                                                        6 of 28




On a year-over-year basis, revenues in the third quarter and the first nine months were up 28.5 and 25.6 per cent respectively. These increases reflect the success of ATI's new products, particularly the RADEON(TM) 9800, RADEON(TM) 9700 and RADEON(TM) IGP family of products.

Gross Margin
Gross margin for the third quarter improved to 32.9 per cent of revenues compared to 28.9 per cent in the second quarter. Increased gross margin right across the PC product line was largely responsible for this increase, slightly offset by a quarterly decline in royalty income. Excluding royalty income, margin improved from 27.9 per cent to 32.4 per cent.

On a year-over-year basis, gross margin as a percentage of revenues for the third quarter and the first nine months of the year declined from 35.0 per cent and 33.7 per cent to 32.9 per cent and 29.8 per cent respectively. These declines were largely a result of a general decline in discrete mobile product gross margin during the fiscal 2003 periods.

Operating Expenses
Operating Expenses, Excluding Amortization of Intangibles and Other Charges
---------------------------------------------------------------------------
Operating expenses, excluding the amortization of intangibles and other charges, were $89.4 million in the third quarter, up significantly from second quarter levels of $80.3 million. Of this increase, $1.3 million is associated with the stronger Canadian dollar, approximately $1.5 million is primarily from accelerated depreciation on facilities the Company plans to vacate, and approximately $3.9 million is associated with increased investment in R&D. The increased selling and marketing expense is directly impacted by just over $1.0 million from variable expense associated with higher sales levels, as well as $1.7 million in additional advertising to support new product introductions.

On a year-over-year basis, total operating expenses, excluding the amortization of intangibles and other charges, for the third quarter and the first nine months of the year increased 29.2 and 19.8 per cent to $89.4 million and $249.3 million respectively. Higher operating expense levels were primarily a result of increasing investments in R&D, both in headcount and the cost of technology required to support the increasingly more complex chips; as well as to a lesser extent, volume-related selling expenses.

                                                                        7 of 28



Other Charges
-------------
The Company incurred other charges during the quarter that have been excluded from the Company's adjusted net income calculation. These other charges of $2.3 million arise out of matters relating to the Ontario Securities Commission investigation. These charges are not considered to be part of the Company's normalized operations. Please see Note 7 to the consolidated financial statements.

Total Operating Expenses
------------------------
Total operating expenses reflect the operating expenses detailed earlier, as well as the amortization of intangible assets (see Note 2 to the consolidated financial statements) and other charges noted above.

Interest and Other Income
-------------------------
Other income declined $2.0 million sequentially as a result of the write-off of fixed assets, somewhat offset by the gain on foreign exchange due to the rise of the Canadian dollar during the quarter.

Net Income
----------
Net income in the third quarter of fiscal 2003 was $12.4 million or $0.05 per share compared to a net loss of $8.3 million or $0.04 per share for the second quarter of fiscal 2003.

On a year-over-year basis, net income for the third quarter and the first nine months of the year increased to $12.4 million and $9.1 million respectively. These increases were a result of higher revenue levels and lower expenses for goodwill and intangible assets in fiscal 2003 as a result of the adoption of the accounting policies relating to the treatment of goodwill and intangible assets. These increases were offset somewhat by greater investment in R&D and increased selling and marketing expense as well as other charges incurred in the second quarter and third quarter of fiscal 2003.

                                                                        8 of 28




Adjusted net income(1) for the third quarter was $17.5 million or $0.07 per share compared to $9.7 million or $0.04 per share for the previous quarter. Increased revenue and improving gross margin, somewhat offset by increased operating expenses, was largely responsible for the increase in adjusted net income.

On a year-over-year basis, adjusted net income per share for the third quarter and the first nine months of the year declined from $0.08 and $0.19 to $0.07 and $0.14, respectively, largely as a result of increased operating expenses, somewhat offset by higher revenue levels.

Liquidity and Financial Resources
ATI's cash flow from operations was $42.6 million in the third quarter of fiscal 2003, reflecting cash generation similar to the previous quarter.

Inventory levels increased slightly to $136.4 million at the end of the third quarter compared to the second quarter of 2003, where inventory was $131.3 million, but decreased significantly from inventory levels at August 31, 2002 of $175.3 million. Inventory levels are at an appropriate level to support sales.

Receivables were $205.0 million, up $40.7 million from the end of fiscal 2002 due to strong sales in the third quarter.

As of May 31, 2003, ATI had working capital of $385.7 million, compared to $361.7 million at August 31, 2002. The Company's cash position, including short-term investments, grew to a new high of $285.2 million as of quarter end, compared to $240.9 million in the second quarter. ATI's cash position increased during the quarter as a result of positive earnings and a pre-payment of $18.0 million recorded as deferred revenue, associated with a development contract. The Company's cash position as at May 31, 2003 also increased compared to its levels at August 31, 2002.

(1) Adjusted net income excludes the after-tax effect of gain on investments, after-tax effect of other charges described in Note 7 to the consolidated financial statements, amortization of goodwill and intangible assets related to the Company's acquisitions, and deferred tax recovery of future tax liability pertaining to intangible assets acquired, related to the Company's acquisitions. Each of these items has been excluded from adjusted net income as they are not considered to be part of the Company's normalized operations. While the Company recognizes that adjusted net income does not have any standardized meaning described by generally accepted accounting principles, or GAAP, and that its adjusted net income calculation cannot be used as a comparison to other companies' financial performance, ATI believes that its adjusted net income more appropriately reflects the Company's operating performance. Please see the table titled "Adjusted Net Income - Reconciliation" at the end of this release for the reconciliation between adjusted net income and net income which is determined in accordance with GAAP.

                                                                        9 of 28

Intangible assets other than goodwill declined to $10.1 million at the end of the third quarter of fiscal 2003, from $21.9 million at August 31, 2002. The decline in these assets was due to continued amortization. During the first quarter the Company reclassified $2.3 million relating to workforce from intangible assets to goodwill as a result of the adoption of CICA Handbook
Section 3062.

As discussed previously, beginning in the first quarter of fiscal 2003, the Company adopted the new accounting policies relating to the treatment of goodwill and intangible assets (CICA Handbook Section 3062) and therefore is no longer amortizing these assets. Goodwill, which is associated primarily with the prior acquisition of ArtX, is currently $190.1 million and will be tested for impairment on an annual basis. The Company completed the transitional goodwill impairment assessment during the second quarter of 2003 and has determined no impairment existed as of September 1, 2002.

Corporate Governance
ATI has appointed Dr. James Fleck, emeritus Professor, Rotman School of Business, University of Toronto and ex-chairman, Alias Research Inc., as "lead director" of the Company. The Company has also established a Corporate Governance and Nominations Committee whose responsibilities include monitoring and refining ATI's corporate governance policies and procedures on an ongoing basis. This includes the review and refinement of the Company's corporate governance policies and procedures to ensure that the Board of Directors of ATI can fulfill its statutory mandate to supervise the management of the business and affairs of the Company. In addition to the appointment of Dr. Ronald Chwang in January 2003, a search is underway for two qualified and independent members of the Board to expand the size of the Board of Directors to eight.

Assisted by various advisors with expertise in the area of corporate governance, ATI has enhanced its policies and procedures in the context of the significant regulatory initiatives in North America that have been adopted to enhance governance practices of public companies generally. Those initiatives include the proposed amendments to the guidelines of the Toronto Stock Exchange, the governance rules proposed by NASDAQ and the various requirements that are coming into force under the Sarbanes-Oxley Act of 2002.

                                                                       10 of 28


Claims and Proceedings
On May 16th Cirrus Logic, Inc. filed in the United States District Court, Western District of Texas, a Patent infringement lawsuit against ATI Technologies Inc. The suit claims infringement of US Patent No. 5,841,418 issued on November 24, 1998 entitled "Dual displays having independent resolutions and refresh rates".

The lawsuit seeks injunctive relief and damages in an unspecified amount. ATI intends to vigorously defend the lawsuit. While Management currently believes that the amount of ultimate liability, if any, with respect to this action will not materially affect the financial position, results of operation, or liquidity of the Company, the ultimate outcome of any litigation is uncertain. Should the action be successful, there could be a material adverse effect on the Company.

In February, the Company announced that it had reached an agreement for the full and complete settlement of all remaining claims alleged in the shareholder class action lawsuits filed in May 2001 in the United States District Court for the Eastern District of Pennsylvania. The terms of the Stipulation and Agreement of Settlement, which were subject to final court approval and notice to class members, included no admission of liability or wrongdoing by the Company or other defendants. The Court held a fairness hearing on April 25, 2003. There were no objections raised and the Court approved the settlement. ATI had paid $8.0 million into court pending final approval, which funds will now be disbursed in accordance with the Court approved settlement. A portion of this amount is expected to be paid by ATI's insurer, but has not yet been recognized.

                                                                       11 of 28


Adjusted Net Income - Reconciliation
The table below presents adjusted net income and adjusted net income per share, which excludes the after-tax effect of gain on investments, after-tax effect of other charges, amortization of goodwill(1) and intangible assets related to the Company's acquisitions, and deferred tax recovery of future tax liability pertaining to intangible assets acquired, related to the Company's acquisitions.

     (Thousands of US dollars, except per share amounts)

    --------------------------------------------------------------------------------------------------------------
                                                             Three months ended            Nine months ended
                                                                   May 31                        May 31
                                                             2003          2002           2003           2002
    --------------------------------------------------------------------------------------------------------------
                                                                 (Unaudited)                   (Unaudited)
    Net income (loss) - GAAP basis                           $ 12,435       $ (1,951)      $  9,086      $(15,309)
    Amortization of intangible assets(1)                        3,169         21,679          9,496        64,033
    Other charges                                               2,288              -         18,284             -
    Gain on investments                                             -              -            (32)            -
    Tax recovery of other charges                                (172)             -         (1,164)            -
    Net tax on sale of investments                                  -              -              6             -
    Deferred tax recovery of future tax liability                (181)          (490)        (1,499)       (1,457)
        on intangible assets
    --------------------------------------------------------------------------------------------------------------
    Adjusted net income                                      $ 17,539       $ 19,238       $ 34,177      $ 47,267
    ==============================================================================================================
    Adjusted net income per share
         Basic                                               $   0.07       $   0.08       $   0.14      $   0.20
         Diluted                                             $   0.07       $   0.08       $   0.14      $   0.19
    ==============================================================================================================
    Weighted average number of shares (000's):
         Basic                                                238,183        236,082        237,453       234,244
         Diluted                                              242,539        248,382        242,629       247,539
    ==============================================================================================================

(1)  Effective September 1, 2002, the Company no longer amortizes goodwill. See
     Note 1 to the consolidated financial statements.

Forward-looking Statements and Uncertainties
Certain statements in this release constitute "forward-looking statements." When used in this release, words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests," and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties that are outlined in this release and in the Company's 2002 Annual Report and 2002 Annual Information Form. As a result of these risks and uncertainties, the Company's operating results and common share price may be subject to significant volatility, particularly on a quarterly basis. For example, the markets for the Company's products are characterized by changing market conditions, frequent new product introductions, seasonal and variable demand and rapid technology changes. Other factors that could cause the Company's results to vary include, but are not limited to, lack of anticipated growth in the demand for PCs, gaming consoles and consumer electronic devices in which the Company's products are incorporated, reductions in the Company's average selling prices for its products due to competitive pressures and other factors, the introduction of new products by the Company's competitors which render the Company's products non-competitive, delays encountered by the Company in developing new products or enhancements, including integrated graphics and core logic components, in the time frame required by its customers, delays in manufacturing or unfavourable manufacturing yields experienced by the Company's independent foundries, unexpected variances in material costs, including silicon wafer, memory and printed circuit boards, and constraints on the supply of components utilized in the Company's products and in the PC industry generally. These risks and uncertainties could cause or contribute to actual results that are materially different from those anticipated or experienced in the past. Additional information concerning factors that could cause the Company's financial results to fluctuate is contained in the Company's filings with Canadian and U.S. securities regulatory authorities. ATI disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

                                                                        12 of 28

Conference Call Information
ATI Technologies Inc. will host a conference call to discuss its financial results for the third quarter results today, Wednesday June 25, 2003 at 8:30 AM
(EDT) (5:30 AM Pacific, 6:30 AM Mountain, 7:30 AM Central).

To participate in the conference call, please dial 416-405-9328 ten minutes before the scheduled start of the call. No password is required. A live web cast of the conference call will be available at www.ati.com under the Financial Information section, 2003 Conference Calls - Q3 2003 at http://mirror.ati.com/companyinfo/ir/quarterlyresults.html. Replays of the conference call will be available through July 2, 2003. Replay information is as follows: Replay: 416-695-5800, Passcode: 1412526. A web cast replay will be available at the web site noted above.

About ATI Technologies
ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world's foremost visual processor unit (VPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets. With 2002 revenues in excess of $1 billion, ATI has more than 1,900 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Copyright 2003 ATI Technologies Inc. All rights reserved. ATI and ATI product and product feature names are trademarks and/or registered trademarks of ATI Technologies Inc. All other company and product names are trademarks and/or registered trademarks of their respective owners. Features, pricing, availability and specifications are subject to change without notice.

For media relations, please contact:
Chris Evenden, Director, Public Relations, ATI Technologies Inc.,
at (905) 882-2600, Ext. 8107 or cevenden@ati.com
                                ----------------

For investor relations' support, please contact:
Janet Craig, Director, Investor Relations, ATI Technologies Inc.,
at (905) 882-2600, Ext. 2631 or janet@ati.com
                                -------------

                                     - 30 -
                          Financial Statements Attached

                                                                        13 of 28

ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(Unaudited)

(Thousands of US dollars, except per share amounts)

-----------------------------------------------------------------------------------------------------------------------------------
                                                    Three months ended                               Nine months ended
                                                 May 31                  May 31                 May 31                 May 31
                                                  2003                    2002                   2003                   2002
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                $ 342,131     100.0%    $ 266,225     100.0%    $ 982,633    100.0%    $ 782,242    100.0%
Cost of goods sold                        229,481      67.1%      172,996      65.0%      690,037     70.2%      518,921     66.3%
-----------------------------------------------------------------------------------------------------------------------------------
Gross Margin                              112,650      32.9%       93,229      35.0%      292,596     29.8%      263,321     33.7%
Expenses
     Selling and marketing                 25,383       7.4%       19,427       7.3%       68,778      7.0%       59,444      7.6%
     Research and development              53,713      15.7%       39,935      15.0%      151,691     15.4%      121,759     15.6%
     Administrative                        10,326       3.0%        9,852       3.7%       28,856      2.9%       26,990      3.4%
     Amortization of intangible assets      3,169       0.9%       21,679       8.1%        9,496      1.0%       64,033      8.2%
     Other charges (Note 7)                 2,288       0.7%            -         -        18,284      1.9%            -        -
-----------------------------------------------------------------------------------------------------------------------------------
                                           94,879      27.7%       90,893      34.1%      277,105     28.2%      272,226     34.8%
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations              17,771       5.2%        2,336       0.9%       15,491      1.6%       (8,905)    (1.1%)

Interest and other income                  (1,350)     (0.4%)        (306)     (0.1%)        (208)        -        2,766      0.3%
Gain on investments                             -         -             -         -            32         -            -        -
Interest expense                             (488)     (0.2%)        (248)     (0.1%)      (1,383)    (0.2%)        (251)       -
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes          15,933       4.6%        1,782       0.7%       13,932      1.4%       (6,390)    (0.8%)
Income taxes                                3,498       1.0%        3,733       1.4%        4,846      0.5%        8,919      1.2%
-----------------------------------------------------------------------------------------------------------------------------------
Net Income (loss)                       $  12,435       3.6%    $  (1,951)     (0.7%)   $   9,086      0.9%    $ (15,309)    (2.0%)
Retained earnings, beginning of period     69,297                 106,753                  72,646                120,111
-----------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period        $  81,732               $ 104,802               $  81,732              $ 104,802
===================================================================================================================================
Net income (loss) per share (Note 8)
    Basic and diluted                   $    0.05               $   (0.01)              $    0.04              $   (0.07)
===================================================================================================================================
Weighted average number of shares
    (000's)
    Basic                                 238,183                 236,082                 237,453                234,244
    Diluted                               242,539                 236,082                 242,629                234,244
Outstanding number of shares at the end
    of the quarter  (000's)               239,267                 236,620                 239,267                236,620
===================================================================================================================================

See acompanying notes to consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2002.

                                                                        14 of 28

ATI TECHNOLOGIES INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

(Thousands of US dollars)

-------------------------------------------------------------------------------
                                                      May 31        August 31
                                                       2003            2002
-------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                        $ 235,458      $ 187,126
     Short-term investments                              49,784         49,801
     Accounts receivable                                204,980        164,259
     Inventories                                        136,430        175,348
     Prepayments and sundry receivables                  25,624         21,131
     Future income tax assets                             3,949          3,630
-------------------------------------------------------------------------------
Total current assets                                    656,225        601,295

Capital assets                                           88,228         95,838
Intangible assets (Note 2)                               10,082         21,858
Goodwill (Note 2)                                       190,095        187,815
Long-term investments                                     7,405          7,405
Tax credits recoverable                                  21,051              -
Future income tax assets                                  1,557            844
-------------------------------------------------------------------------------
     Total Assets                                     $ 974,643      $ 915,055
===============================================================================
Liabilities and Shareholders' Equity
Current liabilities:
     Bank indebtedness                                $       -      $  12,015
     Accounts payable                                   158,183        172,093
     Accrued liabilities                                 90,198         51,087
     Deferred revenue                                    18,602            250
     Income taxes payable                                     -            170
     Current portion of long-term debt (Note 4)           1,388            568
     Future income tax liabilities                        2,112          3,459
-------------------------------------------------------------------------------
Total current liabilities                               270,483        239,642
Long-term debt (Note 4)                                  28,773         15,798
Future income tax liabilities                            12,445         12,588
-------------------------------------------------------------------------------
Total liabilities                                       311,701        268,028
Shareholders' equity:
     Share capital                                      568,081        561,477
     Contributed surplus                                  4,855          4,630
     Retained earnings                                   81,732         72,646
     Currency translation adjustment                      8,274          8,274
-------------------------------------------------------------------------------
Total shareholders' equity                              662,942        647,027
-------------------------------------------------------------------------------
     Total Liabilities and Shareholders' Equity       $ 974,643      $ 915,055
===============================================================================

See accompanying notes to consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2002.

                                                                        15 of 28

ATI TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

(Thousands of US dollars)

----------------------------------------------------------------------------------------------------------------------
                                                                Three months ended            Nine months ended
                                                                      May 31                        May 31
                                                               2003           2002           2003           2002
----------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operating activities:
Net income (loss)                                              $ 12,435        $ (1,951)       $ 9,086      $ (15,309)
Add items not affecting working capital:
    Tax credits recoverable                                      (8,905)              -        (21,051)             -
    Future income taxes                                            (938)         (2,070)        (2,522)        (3,860)
    Depreciation and amortization                                 9,980          27,400         28,429         80,385
    Other charges (Note 7)                                            -               -          1,400              -
    Gain on investments                                               -               -            (32)             -
    Foreign exchange loss                                         2,259             623          3,730            784
Net changes in non-cash working capital balances
    relating to operations:
    Accounts receivable                                          (4,591)          3,132        (40,721)       (26,790)
    Inventories                                                  (5,127)        (10,588)        38,918        (28,757)
    Prepayments and sundry receivables                              666             578         (3,224)        (2,113)
    Income taxes payable                                              -            (698)          (170)        (1,492)
    Accounts payable                                                985           1,704        (13,910)        44,926
    Accrued liabilities                                          17,740           3,037         39,111         11,867
    Deferred revenue                                             18,117             (79)        18,352            (16)
----------------------------------------------------------------------------------------------------------------------
                                                                 42,621          21,088         57,396         59,625
----------------------------------------------------------------------------------------------------------------------
Financing activities:
Increase (decrease) in bank indebtedness                              -             644        (12,015)         3,509
Addition to long-term debt                                            -               -         10,709              -
Principal payment on long-term debt                                (305)           (181)          (729)          (181)
Settlement of swap contract (Note 6)                                  -               -         (1,365)             -
Issuance of common shares                                         5,813           4,504          6,604         12,254
Repayment of share purchase loans                                     -             362            225            362
----------------------------------------------------------------------------------------------------------------------
                                                                  5,508           5,329          3,429         15,944
----------------------------------------------------------------------------------------------------------------------
Investing activities:
Purchase of short-term investments                              (49,784)        (49,632)       (49,784)       (54,233)
Maturity of short-term investments                                    -          20,000         49,649         49,584
Additions to capital assets                                      (3,837)         (9,930)       (12,723)       (24,270)
Proceeds from sale of investments                                     -               -            280              -
Acquisitions, net of cash acquired                                    -               -              -         (2,068)
----------------------------------------------------------------------------------------------------------------------
                                                                (53,621)        (39,562)       (12,578)       (30,987)
----------------------------------------------------------------------------------------------------------------------
Foreign exchange (gain) loss on cash held in foreign                 92             132             85            (29)
    currency
======================================================================================================================
Increase (decrease) in cash and cash equivalents                 (5,400)        (13,013)        48,332         44,553
Cash and cash equivalents - beginning of period                 240,858         229,021        187,126        171,455
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of period                       235,458         216,008        235,458        216,008
     Short-term investments                                      49,784          49,649         49,784         49,649
----------------------------------------------------------------------------------------------------------------------
Cash position - end of period                                 $ 285,242       $ 265,657      $ 285,242      $ 265,657
======================================================================================================================

Cash position is defined as cash and cash equivalents and short-term investments. See accompanying notes to consolidated financial statements. These financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for year ended August 31, 2002.

                                                                        16 of 28
ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2003
(Unaudited)


The principal business activities of ATI Technologies Inc. (the "Company") are the design, manufacture and sale of 3D graphics and digital media silicon solutions. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and Asia-Pacific.


1.   SIGNIFICANT ACCOUNTING POLICIES


The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. These financial statements and notes related thereto should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for the year ended August 31, 2002.

These consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements with the exception of the following:

(a)  CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based
     Payments:

     Effective September 1, 2002, the Company adopted Stock-based Compensation and Other Stock-based Payments in CICA Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after September 1, 2002. No restatement of prior periods was required as a result of the adoption of the new standard. Consideration paid by employees on the exercise of stock options is recorded as share capital. See Note 11 for the pro forma disclosure as required by this standard.

(b) CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets:

     In September 2001, the CICA issued Handbook Sections 1581 "Business Combinations" and 3062 "Goodwill and Other Intangible Assets". The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination.

     The Company has fully adopted these new standards as of September 1, 2002, and has discontinued amortization of all existing goodwill. The Company has also reviewed existing intangible assets, including estimates of remaining lives, and has reclassified $2.3 million from workforce to goodwill as of September 1, 2002 to conform with the new criteria.

                                                                        17 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2003
(Unaudited)


1.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets (continued):

     In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of September 1, 2002. The Company has completed the transitional goodwill impairment assessment during the second quarter of 2003 and has determined that no impairment existed as of September 1, 2002.


     Effective September 1, 2002, the Company had unamortized goodwill of $190.1 million which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change is as follows:



     ----------------------------------------------------------------------------------------------------------------

                                                                     Three months ended        Nine months ended
                                                                           May 31                    May 31
     ----------------------------------------------------------------------------------------------------------------
     (Thousands of US dollars, except per share amounts)             2003         2002         2003         2002
     ----------------------------------------------------------------------------------------------------------------
     Net income (loss)                                               $ 12,435     $ (1,951)     $ 9,086   $ (15,309)
     Add back: goodwill amortization                                        -       19,486            -      57,627
     ----------------------------------------------------------------------------------------------------------------
     Net income before goodwill amortization                         $ 12,435     $ 17,535      $ 9,086   $  42,318
     ----------------------------------------------------------------------------------------------------------------
     Basic net income (loss) per share:
     Net income (loss)                                               $   0.05     $  (0.01)     $  0.04   $   (0.07)
     Net income before goodwill amortization                             0.05         0.07         0.04   $    0.18
     ----------------------------------------------------------------------------------------------------------------
     Diluted net income (loss) per share:
     Net income (loss)                                               $   0.05     $  (0.01)     $  0.04   $   (0.07)
     Net income before goodwill amortization                             0.05         0.07         0.04        0.17
     ================================================================================================================

                                                                        18 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2003
(Unaudited)


2.    GOODWILL AND INTANGIBLE ASSETS


The net book values of goodwill and intangible assets acquired related to NxtWave Communications, FGL Graphics, ArtX and Chromatic Research Inc. at May 31, 2003 and August 31, 2002 are as follows:

      -----------------------------------------------------------------------------------------------------------
                                                 Cost         Accumulated       Net book
                                                              amortization        value          Net book value
      (Thousands of US dollars)                              May 31, 2003                        August 31, 2002
      -----------------------------------------------------------------------------------------------------------
      Purchased in-process R & D              $ 105,550         $ 105,108      $     442            $   4,417
      Workforce                                       -                 -              -                2,280
      Core technology                            32,544            22,904          9,640               15,161
      -----------------------------------------------------------------------------------------------------------
      Total intangible assets                 $ 138,094         $ 128,012      $  10,082            $  21,858
      ===========================================================================================================
      Goodwill                                $ 392,357         $ 202,262      $ 190,095            $ 187,815
      ===========================================================================================================


Amortization expense related to intangible assets amounted to $3.2 million and $9.5 million for the three months and nine months ended May 31, 2003 respectively (2002 - $2.1 million and $6.4 million). Amortization expense related to goodwill was nil for the three months and nine months ended May 31, 2003 (2002 - $19.5 million and $57.6 million).


3.    CREDIT FACILITY

The Company believes that although its current cash resources are sufficient to meet ongoing operating requirements, the Company has, as a matter of prudence, commenced the negotiation of a committed syndicated bank credit facility. In the interim, the Company maintains demand bank credit facilities aggregating $26 million with a single financial institution. There were no borrowings outstanding under these facilities.


4.    LONG-TERM DEBT


      ---------------------------------------------------------------------------
                                              Interest       May 31     August 31
      (Thousands of US dollars)                 rate          2003        2002
      ---------------------------------------------------------------------------
      Obligation under capital lease (i)        6.31%       $ 18,165    $ 16,366
      Mortgage payable (ii)                     6.96%         11,996           -
      ---------------------------------------------------------------------------
                                                            $ 30,161      16,366
      Current portion of long-term debt                        1,388         568
      ---------------------------------------------------------------------------
      Total                                                 $ 28,773    $ 15,798
      ===========================================================================

                                                                        19 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2003
(Unaudited)



4.   LONG-TERM DEBT (CONTINUED)

(i)  Obligation under capital lease :

     The Company's obligation under capital lease represents the lease on the building facility in Markham, Ontario.

(ii) Mortgage payable :

     On September 10, 2002, the joint venture, Commerce Valley Realty Holding Inc. ("CVRH"), in which the Company has a 50 per cent ownership interest entered into a mortgage agreement with a lender to finance the building facility in Markham, Ontario. The Company's proportionate share of the mortgage amounted to $10.8 million (Cdn. $16.9 million), and the mortgage has a repayment term of 12 years bearing interest at a rate of 6.96 per cent per annum. The underlying mortgage is denominated in Canadian dollars. Funding under the mortgage was received in October 2002.

5.   GUARANTEE

The Company and other owners of CVRH have jointly and severally provided a guarantee for the mortgage payment of the building facility in Markham, Ontario. In the event that CVRH is unable to meet the underlying mortgage payment to the lender, the Company and other owners of CVRH will be jointly and severally responsible for it under this guarantee. The monthly mortgage interest and principal payment amounts to approximately $0.2 million. The mortgage has a repayment term of 12 years with a maturity date on November 1, 2014. As of May 31, 2003, the outstanding amount of the mortgage stood at $24.0 million (Cdn. $32.8 million).

In addition, the Company posted a letter of credit in the amount $2.2 million (Cdn. $3.0 million) in favour of CVRH and CVRH, in turn, assigned this letter of credit for the exclusive benefit of the lender as additional security of the mortgage. The letter of credit has a term of 5 years and will expire on November 5, 2007. In the event of a lease default by the Company, the proceeds of the letter of credit will be paid to the lender.


6.   LOSS ON INTEREST RATE SWAP

In fiscal 2001, CVRH entered into an interest rate swap contract to hedge its exposure to the interest rate risk applicable to its mortgage for the building facility in Markham, Ontario. This interest rate swap contract closed on September 10, 2002 resulting in a proportionate loss of $1.4 million to the Company. The loss is treated as a deferred expense item in the balance sheet and is charged to the consolidated statements of operations and retained earnings as a yield adjustment to the interest expense, over the term of the mortgage.

                                                                        20 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2003
(Unaudited)

7.    OTHER CHARGES

Other charges comprise the following items:

       (Thousands of US dollars)
      -----------------------------------------------------------------------------
                                                    Three months     Nine months
                                                        ended           ended
                                                    May 31, 2003     May 31, 2003
      -----------------------------------------------------------------------------
      Settlement of class action lawsuits (i)         $      -        $  8,000
      OSC Matters (ii)                                   2,288           5,100
      Restructuring charge - Europe (iii)                    -           2,765
      Lease exit charge (iv)                                 -           2,419
      -------------------------------------------------------------------------
       Total                                          $  2,288        $ 18,284
      ==========================================================================


(i)  Settlement of class action lawsuits

     On February 7, 2003, the Company announced that it has reached an agreement for the full and complete settlement of all remaining claims alleged in the shareholder class action lawsuits filed in May 2001 in the United States District Court for the Eastern District of Pennsylvania. This litigation relates to alleged misrepresentations and omissions made by the Company and certain directors and officers during a period preceding its May 2000 earnings warning. The terms of the Stipulation and Agreement of Settlement, which were subject to final court approval and notice to class member, included no admission of liability or wrongdoing by the Company or other defendants. The Court held a fairness hearing on April 25, 2003. There were no objections raised and the Court approved the settlement. ATI had paid $8 million into court pending final approval, which funds will now be disbursed in accordance with the Court approved settlement. A portion of this amount is expected to be paid by ATI's insurer, but has not yet been recognized.

(ii) OSC Matters

     In January, the Company announced that Staff of the Ontario Securities Commission (OSC) had filed a Notice of Hearing and Statement of Allegations in relation to ATI and others. The Notice alleged that ATI failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The Notice also alleged that ATI made a misleading statement to Staff of the Commission in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals are also named in the Notice. The Notice alleged that six of these individuals, including K.Y. Ho, the Chief Executive Officer of ATI, engaged in insider trading contrary to the Securities Act. A date for the hearing has not been fixed. The Board of Directors set up a special committee and retained advisors to conduct an independent review of the concerns raised by OSC staff.

     So far, the Company has incurred external charges in connection with this matter totaling $2.3 million and $5.1 million for the three months and nine months ended May 31, 2003 respectively.

                                                                        21 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2003
(Unaudited)

7.    OTHER CHARGES (CONTINUED)

(iii) Restructuring charge - Europe

      During the second quarter, the Company announced the closure of ATI Technologies (Europe) Ltd. ("ATEL"), its subsidiary in Dublin, Ireland. The Company has successfully shifted its European business model from direct selling to marketing its graphic chip technology to original design manufacturers (ODM) and add-in-board (AIB) partners to serve European original equipment manufacturers (OEM), the system builders and distribution channels. The transition has resulted in the redundancy of the operations in Dublin.

      The Company recorded a pre-tax charge of $2.8 million related to the closure of ATEL for the second quarter. The following table details the components of the charge:

      (Thousands of US dollars)
      -------------------------------------------------------------------------
                                                                        Amount
      -------------------------------------------------------------------------
      Exit and other costs                                             $ 1,365
      Asset impairment (non-cash)                                        1,400
      -------------------------------------------------------------------------
      Total                                                            $ 2,765
      =========================================================================

      The following table details the activity through the accrued restructuring liability for the quarter ended May 31, 2003:

        (Thousands of US dollars)
      -----------------------------------------------------------------------
                                                                      Amount
      -----------------------------------------------------------------------
      Balance at March 1, 2003                                       $ 1,365
      Provision                                                            -
      Cash payments                                                     (238)
      -----------------------------------------------------------------------
      Balance at May 31, 2003                                        $ 1,127
      =======================================================================

      The asset impairment is due to the write-down of the building facility in Dublin, Ireland to fair value less cost to sell. The building facility, which has a fair value of $1.9 million, is included in the capital assets for financial statement presentation purposes.

      The Company expects to complete the major components of its exit plan for ATEL by July 2003 and to pay out the cash portion of the restructuring charge by the end of the fiscal year.

                                                                        22 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2003
(Unaudited)

7.    OTHER CHARGES (CONTINUED)

(iv)  Lease exit charge

      During the second quarter, the Company determined that it would exit certain leased properties located in Markham, Ontario. As a result, the Company recognized the fair value of the future net costs related to the leases as a charge for the second quarter.

8.    NET INCOME (LOSS) PER SHARE

The following table presents a reconciliation of the numerators and denominators used in the calculations of the basic and diluted net income (loss) per share:

      ---------------------------------------------------------------------------------------------------------------
                                                                    Three months ended         Nine months ended
                                                                          May 31                     May 31
      (Thousands of US dollars, except per share amounts)             2003          2002        2003          2002
      ---------------------------------------------------------------------------------------------------------------
      Net income (loss)                                             $ 12,435     $ (1,951)    $  9,086     $ (15,309)
      ---------------------------------------------------------------------------------------------------------------
      Weighted average number of common shares outstanding:
           Basic                                                     238,183      236,082      237,453       234,244
           Effect of stock options                                     4,356            -        5,176             -
      ---------------------------------------------------------------------------------------------------------------
           Diluted                                                   242,539      236,082      242,629       234,244
      ===============================================================================================================
      Net income (loss) per share:
           Basic and diluted                                        $   0.05     $  (0.01)    $   0.04     $   (0.07)
      ===============================================================================================================

                                                                       23 and 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2003
(Unaudited)


9.   SUPPLEMENTAL CASH FLOW INFORMATION

     ---------------------------------------------------------------------------------------------------------------
                                                                   Three months ended         Nine months ended
                                                                         May 31                     May 31
     (Thousands of US dollars)                                     2003         2002         2003          2002
     ---------------------------------------------------------------------------------------------------------------
     Cash paid for:
         Interest                                                 $ 456      $    85      $ 1,254       $    89
         Income taxes                                               888          206        1,831           795
     Interest received                                              628        1,499        2,292         4,165
     Non-cash investing and financing activities:
         Acquisition of building through capital lease                -       16,262            -        16,262
     ===============================================================================================================

                                                                        24 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2003
(Unaudited)

10.   SEGMENTED INFORMATION


The Company operates in one operating segment, that being the design, manufacture and sale of 3D graphics and digital media silicon solutions.


The following tables provide revenues by geographic area and by product, as well as capital assets, intangible assets and goodwill by geographic area. The breakdown in revenues by geographic area in the following table represent the geographic region where the revenue is booked:

      ---------------------------------------------------------------------------------------------------------------
                                                                 Three months ended           Nine months ended
                                                                       May 31                       May 31
      (Thousands of US dollars)                                  2003          2002          2003          2002
      ---------------------------------------------------------------------------------------------------------------
      Revenues:
          Canada                                                $   4,014     $   2,857     $  14,989      $  12,742
          United States                                            62,550        74,756       198,449        229,662
          Europe                                                   23,134        39,020        90,991        125,130
          Asia-Pacific                                            252,433       149,592       678,204        414,708
      ---------------------------------------------------------------------------------------------------------------
      Consolidated revenues                                     $ 342,131     $ 266,225     $ 982,633      $ 782,242
      ===============================================================================================================
      Product revenues:
          Components                                            $ 233,799     $ 147,913     $ 648,303      $ 401,660
          Boards                                                  105,537       112,053       312,869        361,010
          Others                                                    2,795         6,259        21,461         19,572
      ------------------------------------------------------ ------------- ------------- ------------- --------------
      Consolidated revenues                                     $ 342,131     $ 266,225     $ 982,633      $ 782,242
      ===============================================================================================================
      Capital assets, intangible assets and goodwill:
          Canada                                                                            $  75,002      $  78,363
          United States                                                                       210,675        235,198
          Europe                                                                                2,282          4,768
          Asia-Pacific                                                                            446          1,242
      ------------------------------------------------------ ------------- ------------- ------------- --------------
      Consolidated capital assets, intangible assets and
          goodwill                                                                          $ 288,405      $ 319,571
      ===============================================================================================================

                                                                        25 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2003
(Unaudited)

11.   STOCK-BASED COMPENSATION


For stock options granted to employees, had the Company determined compensation costs based on the "fair value" of the stock options at grant dates consistent with the method prescribed under CICA Handbook Section 3870, the Company's net income per share would have been reported as the pro forma amounts indicated below:

      -------------------------------------------------------------------------------------------------------
                                                                  Three months ended     Nine months ended
      (Thousands of US dollars, except per share amount)            May 31, 2003           May 31, 2003
      -------------------------------------------------------------------------------------------------------
      Net income for the period, as reported                          $ 12,435                $ 9,086
      Pro forma adjustment for stock-based compensation                   (197)                  (320)
      ------------------------------------------------------------------------------------------------------
      Pro forma net income                                            $ 12,238                $ 8,766
      ======================================================================================================
      Pro forma net income per share - basic and diluted              $   0.05                $  0.04
      ======================================================================================================



The weighted average estimated fair values at the date of grant for the options granted for the three months and nine months ended May 31, 2003 was nil and $2.65 per share respectively. The "fair value" of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

      ----------------------------------------------------------------------------------------
                                                                          Nine months ended
                                                                            May 31, 2003
      ----------------------------------------------------------------------------------------
      Risk-free interest rate                                                      3.1%
      Dividend yield                                                                 0%
      Volatility factor of the expected market price of the Company's
         common shares                                                            71.1%
      Weighted average expected life of the options                          4.15 years
      =========================================================================================

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

                                                                        26 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2003
(Unaudited)

12.  U.S. GAAP


The following table reconciles the net income (loss) as reported on the consolidated statements of operations prepared in accordance with Canadian GAAP to the consolidated net income (loss) that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:

     ---------------------------------------------------------------------------------------------------------------
                                                                 Three months ended          Nine months ended
                                                                       May 31                      May 31
                                                                 2003          2002          2003          2002
     (Thousands of US dollars, except per share amounts)
     ---------------------------------------------------------------------------------------------------------------
     Net income (loss) in accordance with Canadian GAAP          $ 12,435      $ (1,951)     $  9,086    $ (15,309)
     Tax effect of stock options exercised                           (306)         (812)         (379)      (1,808)
     Loss on hedging transactions                                      -         (1,365)            -       (1,365)
     Amortization of purchased in-process research and              1,325             -         3,975            -
          development
     Amortization difference between Canadian and U.S. GAAP            29           621          (143)       1,806
     Stock compensation expenses                                   (3,729)        1,085        (3,607)      (3,741)
     Restructuring charges not yet incurred                           (45)            -           270            -
     ===============================================================================================================
     Net income (loss) in accordance with U.S. GAAP              $  9,709      $ (2,422)     $  9,202    $ (20,417)
     ===============================================================================================================
     Net income (loss) per share:
          Basic and diluted                                      $   0.04      $  (0.01)     $   0.04    $   (0.09)
     ===============================================================================================================
     Weighted average number of shares (000's):
          Basic                                                   238,183       236,082       237,453      234,244
          Diluted                                                 242,539       236,082       242,629      234,244
     ===============================================================================================================





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                                                                        27 of 28

ATI TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2003
(Unaudited)

13.  LITIGATION


The Company is subject to a legal proceeding filed in the United States District Court, Western District of Texas, by Cirrus Logic, Inc. on May 16, 2003 regarding a patent infringement lawsuit against the Company. The suit claims infringement of US Patent No. 5,841,418 issued on November 24, 1998 entitled "Dual displays having independent resolutions and refresh rates".

The lawsuit seeks injunctive relief and damages in an unspecified amount. The Company intends to vigorously defend the lawsuit. While Management currently believes that the amount of ultimate liability, if any, with respect to this action will not materially affect the financial position, results of operation, or liquidity of the Company, the ultimate outcome of any litigation is uncertain. Should the action be successful, there could be a material adverse effect on the Company.

                                                                        28 of 28

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                ATI TECHNOLOGIES INC.



Date:  June 25, 2003            By: //Terry Nickerson//
                                    --------------------------------------------
                                    Name:    Terry Nickerson
                                    Title:   Senior Vice President, Finance and
                                             Chief Financial Officer